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[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

CPV GROUP ARCHITECTS & ENGINEERS LTD. SIGNS LETTER OF INTENT TO JOIN STANTEC.

CALGARY, ALBERTA (June 28, 2005) TSX:STN

CPV Group Architects & Engineers Ltd. (CPV) announced today it has signed a Letter of Intent to join with Stantec Architecture Ltd. (Stantec). Pending final settlement of terms the transaction will combine two of Canada's premier practices and help position Stantec as one of Canada's top comprehensive planning, architecture, and interior design professional service groups. The transaction is expected to close on July 29, 2005.

"We chose Stantec because our combined firm will now be the strongest architectural and interior design presence in Canada. As a result we will have an unparalleled range of services and expertise to offer our Alberta clients, and more growth opportunities to offer our staff," says Gerry Culham, CPV President.

Since 1952, CPV has provided clients outstanding services in Architecture, Structural Engineering, Planning, and Interior Design across a wide range of projects including acute care hospitals, long-term facilities, theaters, educational facilities, office, and industrial projects. CPV will also bring the staff and expertise of their interior design group, WOW Design Ltd, and their structural group, both of whom have been an integral part of their practice for many years.

"We're looking forward to a successful shared future with CPV," says Stanis Smith, Vice President of Architecture & Interior Design for Stantec. "They are one of the premier architecture firms in Calgary and the addition of CPV's talented staff and history of success solidifies Stantec's standing as Canada's only national architecture and interior design practice."

Over the years of its practice CPV has won numerous design awards including the prestigious Governor Generals Award for Architecture for the design of the Nexen Building in Calgary plus numerous national and international design awards. The company's Shawnnessy LRT Station in Calgary was most recently awarded the APEGGA "Summit Award" as the top Project for 2005 as well the project has received the Alberta Chapter, American Concrete Institute "Award Of Excellence and the Project Team has been awarded two 2005 PCI Design Awards" for "Best Custom Solutions" and the "Harry H. Edwards Industry Advancement Award"

Stantec's architecture and interior design practice is made up of over 400 employees operating out of Vancouver and Kamloops, British Columbia; Calgary and Edmonton, Alberta; Regina and Saskatoon, Saskatchewan; Winnipeg, Manitoba; and Toronto, Ontario as well as in parts of the United States.

STANTEC and its affiliated companies provide comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

STANTEC CONTACT         STANTEC CONTACT                  CPV CONTACT
Barry Lester            Stanis Smith                     Gerry Culham
Executive Vice          Vice President, Architecture     President
President & COO         and Interior Design              CPV Group Architects
Stantec                 Stantec Architecture Ltd.        & Engineers Ltd.
Tel: (403) 716-8001     Tel: (604) 696-8041              Tel: (403) 262-5511

                                                                     STANTEC.com